SECURITIES AND EXCHANGE COMMISSION

                      Washington, D.C.  20549




                             FORM 11-K
                           ANNUAL REPORT




   [X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
            For the Fiscal Year Ended September 30, 1993

   [ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


                   Commission File Number 1-2918


    Full title of Plan:  ASHLAND OIL, INC. EMPLOYEE THRIFT PLAN





   Name of issuer of the securities held pursuant to the plan and the address of its principal office:

                         ASHLAND OIL, INC.
                         1000 ASHLAND DRIVE
                      RUSSELL, KENTUCKY  41169






                             SIGNATURE

       Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                 ASHLAND OIL, INC. EMPLOYEE
                                 THRIFT PLAN



   Date:   January 21, 1994      By    /S/ Philip W. Block
                                   _____________________
                                   Philip W. Block,
                                   Administrative Vice President
                                     of Ashland Oil, Inc.
                                   Chairman of the Staff
                                     Administrative Committee
                                     of the Plan

                               INDEX




   Financial Statements and Exhibits


   Financial statements and schedules
                                                          Page

      Report of independent auditors ...................... 3
      Statements of financial condition ................... 4
      Statements of income and changes in Plan equity ..... 5
      Notes to financial statements ....................... 6
      Schedule of assets held for investment ..............11
      Schedule of transactions or series of
        transactions in excess of 5% of the
        current value of plan assets ......................13

      Schedule I, for which provision is made in the applicable regulation of the Securities and Exchange Commission, is omitted as the information is included in the schedule of assets held for investment. Schedules II and III, for which provision is made in the applicable regulation of the Securities and Exchange Commission, are omitted as the information is included in the financial statements.


   Exhibits

      23 - The consent of Ernst & Young, independent auditors.

      28(a) - Copy of Fourth Amended and Restated Ashland Oil,
      Inc. Employee Thrift Plan, as amended.

      28(b) - Copy of Trust Agreement under Ashland Oil, Inc.
      Employee Thrift Plan.

                   Report of Independent Auditors

   The Administrator
   Ashland Oil, Inc. Employee Thrift Plan

   We have audited the financial statements of the Ashland Oil, Inc. Employee Thrift Plan listed in the accompanying index to financial statements. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements listed in the accompanying index to financial statements present fairly, in all material respects, the financial position of the Ashland Oil, Inc. Employee Thrift Plan at September 30, 1993 and 1992, and the income and changes in plan equity for each of the three years in the period ended September 30, 1993 in conformity with generally accepted accounting principles.

   Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment and reportable transactions as of or for the year ended September 30, 1993 are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1993 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1993 financial statements taken as a whole.

   Ernst & Young


   Louisville, Ky.
   January 7, 1994

    Financial Statements and Schedules consisting of pages 4-13 were filed with the Securities and Exchange Commission

            on January 21, 1994 under cover of Form SE.